Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

January 25, 2022

Re:	Knightscope, Inc.

Post-Qualification Amendment to Offering Statement on Form 1-A

File No. 024-11680

Ladies and Gentlemen:

On behalf of Knightscope, Inc., I hereby request qualification of the above-referenced offering statement at 4:00 P.M., Eastern Time, on Tuesday, January 25, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ William Santana Li

William Santana Li
Chief Executive Officer
Knightscope, Inc.

Cc:	Jeanne Campanelli

CrowdCheck Law LLP